Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following email was sent to all employees of Macromedia, Inc. on April 28, 2005:

From:	Stephen Elop
To:	All Macromedia Employees
Subject:	Regarding Integration

Hello there,

Last week was definitely an exciting week for Macromedia. From the news of Adobe and Macromedia joining forces to the company All-Hands and then the subsequent sales and marketing meetings, it was a whirlwind of excitement, planning, and energy around our future. Your conviction and enthusiasm have been outstanding and will truly propel us through the year ahead.

We've received many questions about the future integration of Macromedia and Adobe and how you can help. You can help in two important ways.

First, until the transaction is finalized, we are conducting "business as usual". It is imperative that we continue to build on our legacy of innovation and passion by delivering the best products and solutions to our customers. The industry, our customers, our investors, analysts, and the press have embraced the idea of combining two leading-edge organizations because of our individual accomplishments. Our success as a company, both singly and as a part of Adobe, is critically dependent on the execution of the annual goals that we discussed last week at the All-Hands:

          1.     Make Flash the platform of choice for the delivery of great digital experiences in both the PC and the non-PC worlds

          2.     Produce the most successful launches ever of our designer and developer technologies

          3.     Expand our credibility as an enterprise partner for our customers

          4.     Engage aggressively with the competitive threats that exist

          5.     Build a talent pipeline to assure our successful future

Second, please be patient and supportive of the integration process. Deals of this size and magnitude can take several months or longer to come to closure. The management team is committed to updating you frequently regarding the integration and our ongoing plans. On the Macronet today, we have posted video messages from both myself and Adobe CEO Bruce Chizen. We have also created an Adobe and Macromedia integration site with an options conversion calculator and a new Q&A to try and answer many of your questions. This new resource can be found at http://macronet/hr/adobe_integration/ Answers to a number of key questions are still sparse, but will be filling in quickly. Please check back often, as this site will be continually updated in the upcoming months. We look forward to keeping an open line of communication with all Macromedia employees, and invite you to continue sending questions and feedback to icom@macromedia.com.

We have an enormous opportunity in front of us. Together we can ensure our success by executing flawlessly on our business today. Thank you for your support and hard work in building our future.

Regards,

Stephen

Forward Looking Statements

This email includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this email include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.